SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

July 20, 2018

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Niu Technologies
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Niu Technologies, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017. As an emerging growth company, the Company has omitted its financial statements for 2015, and has also omitted the selected financial information for the years before 2016.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805  or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Yan Li, Chairman of the Board of Directors and Chief Executive Officer, Niu Technologies
Hardy Peng Zhang, Chief Financial Officer, Niu Technologies
Allen Lu, Partner, KPMG Huazhen LLP
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP